STOLT-NIELSEN S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

NEWS RELEASE

                        STOLTHAVEN TERMINALS BV FINALIZES
       JOINT-VENTURE AGREEMENT FOR PETROCHEMICAL TERMINAL IN NINGBO, CHINA

London, England - December 21, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo
Bors: SNI) announced today that its wholly owned subsidiary, Stolthaven Terminals BV (Stolthaven), signed a partnership agreement with CITIC Daxie Development Co. in Ningbo, China to establish a joint venture to design, construct, own and operate a state-of-the-art chemical and oil products terminal on Daxie Island, China. Stolthaven and CITIC Daxie Development Co. will each own 50% of the newly formed joint venture company, Stolthaven Ningbo, Ltd.

The initial phase of development is anticipated to include the construction of 23 storage tanks, with a total capacity of 204,000 cubic meters at a total estimated investment of $44 million. Stolthaven's share of the initial investment is $22 million. The terminal is expected to be operational in 2008.

"Ningbo serves the East China region, including the cities of Shanghai, Jiangsu and Zhejiang. It has an area of 800,000 square kilometers and a population of over 370 million," said Walter E. Wattenbergh, Managing Director of Stolthaven Terminals BV. "This new terminal facility offers natural deep water berths and will serve as an important gateway to the region, where economic growth and industrial expansion are driving increased demand for petroleum products, petrochemical products and fine chemicals."

Wattenbergh noted that the new terminal in Ningbo, along with other strategic investments by Stolthaven, including the recently announced terminal and jetty joint ventures in Tianjin, underscore Stolthaven's commitment to expanding its worldwide terminal network to provide increased service and value to its customers.

Stolt-Nielsen S.A. established a representative office in Shanghai in 1994 and today, through its subsidiary Stolt-Nielsen Transportation Group, has offices in Shenzen, Shanghai and Tianjin.

Contact:     Richard M. Lemanski
             U.S. 1 203 299 3604
             rlemanski@stolt.com

             Jan Chr. Engelhardtsen
             UK 44 20 7611 8972
             jengelhardtsen@stolt.com
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ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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